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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             BROOKS AUTOMATION, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   11434A-10-0
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                                 (CUSIP Number)

                                MITCHELL G. TYSON
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              PRI AUTOMATION, INC.
                             805 MIDDLESEX TURNPIKE
                               BILLERICA, MA 01821
                                 (978) 670-4270
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                OCTOBER 23, 2001
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

                                  SCHEDULE 13D

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CUSIP NO. 11434A-10-0                                       PAGES 2 OF 10 PAGES
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     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             PRI AUTOMATION, INC.
             IRS EMPLOYER IDENTIFICATION NO.: 04-2495703

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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
             NOT APPLICABLE                                       (b) / /

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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS
             NOT APPLICABLE

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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEMS 2(d) OR 2(e)
             NOT APPLICABLE

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             MASSACHUSETTS

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    NUMBER OF SHARES          7      SOLE VOTING POWER          0
      BENEFICIALLY
     OWNED BY EACH
    REPORTING PERSON
          WITH

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                              8      SHARED VOTING POWER                (1)

                                     1,296,949
                            ---------------------------------------------------
                              9      SOLE DISPOSITIVE POWER              0

                            ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER            0

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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   (1)

             1,296,949
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES  / /
             NOT APPLICABLE

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         (1) (2)

             6.45%
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    14       TYPE OF REPORTING PERSON
             CO

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(1) The Reporting Person disclaims beneficial ownership of such shares, and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

(2) Percentage based upon the 19,904,968 shares of Brooks Automation, Inc. outstanding on October 19, 2001.

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CUSIP NO. 11434A-10-0                                        PAGE 3 OF 10 PAGES
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ITEM 1.        SECURITY AND ISSUER

               This statement relates to shares of common stock of Brooks Automation, Inc. ("Brooks"). The principal executive office of Brooks is located at 15 Elizabeth Drive, Chelmsford, Massachusetts, 01824.

ITEM 2.        IDENTITY AND BACKGROUND

(a)-(c)        This statement is filed by PRI Automation, Inc., a Massachusetts and (f) corporation ("PRI") PRI has its principal place of business and principal office at 805 Middlesex Turnpike, Billerica, Massachusetts, 01821. PRI provides advanced automation systems and software to the semiconductor industry.

               Attached hereto as Appendix A is information required by this
               Item 2 with respect to the executive officers and directors of PRI. All such individuals are U.S. citizens.

(d)-(e) During the last five years, neither PRI, nor to PRI's knowledge, any executive officer or director of PRI, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it, as the case may be, from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               In connection with the Agreement and Plan of Merger dated as of October 23, 2001 by and among PRI, Brooks and Pontiac Acquisition Corp., a Delaware corporation ("Merger Sub") and wholly owned subsidiary of Brooks (the "Merger Agreement," filed as Exhibit 99.A to this Schedule 13D), the directors and certain executive officers of Brooks holding in the aggregate approximately 6.45% of the common stock of Brooks (including for such purpose shares of common stock issuable upon exercise of outstanding options to purchase common stock that are exercisable within sixty days of the date of the voting agreements) (collectively, the "Proxy Grantors"), entered into voting agreements with PRI attached hereto as Exhibits 99.B through 99.K (the "Voting Agreements"), whereby each Proxy Grantor agreed with PRI to vote in favor of the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement and granted to PRI an irrevocable proxy for the term of the Merger Agreement to vote such Proxy Grantor's shares in favor of the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement. Capitalized terms used in this Schedule 13D but not otherwise defined herein have the meanings ascribed to them in the Merger Agreement and Voting Agreements.

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CUSIP NO. 11434A-10-0                                        PAGE 4 OF 10 PAGES
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ITEM 4.        PURPOSE OF THE TRANSACTION

(a)-(c), (e)   Brooks, PRI and Merger Sub have entered into the Merger
and (j)        Agreement, pursuant to which each outstanding share of PRI common stock will be converted automatically into the right to receive
               0.52 shares of Brooks common stock. The Merger Agreement provides that Merger Sub will be merged with and into PRI (the "Merger").
               Following the Merger, PRI will continue as the surviving corporation (the "Surviving Corporation") and become a wholly owned subsidiary of Brooks, and the separate corporate existence of Merger Sub will cease. Immediately after the Merger, the former holders of PRI common stock will own approximately 39% of Brooks' equity on a fully-diluted basis, based on securities outstanding as of October 19, 2001. The foregoing summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the text of the Merger Agreement.

               Except as described in the Merger Agreement and this Item 4, PRI does not have any present plans or proposals that would relate to or result in (i) the acquisition by any person of additional securities of Brooks or the disposition of securities of Brooks;
               (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Brooks or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Brooks or any of its subsidiaries; (iv) any change in the Board of Directors of Brooks (the "Brooks Board") or management of Brooks; (v) any material change in the present capitalization or dividend policy of Brooks; (vi) any other material change in Brooks' business or corporate structure; (vii) changes in the charter or bylaws or other actions that might impede the acquisition of control of Brooks by any person; (viii) causing a class of securities of Brooks to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of Brooks becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to the foregoing.

(d) The Merger Agreement provides that promptly following the effective time of the Merger Brooks will increase the size of its board of directors to seven directors and will appoint as directors Mitchell G. Tyson, the President and Chief Executive Officer of PRI, and one other designee of PRI. If either person is unable or unwilling at the effective time to serve as a director of Brooks, Brooks will appoint another designee of PRI in place of that person.

(e) Pursuant to the Merger Agreement, Brooks and PRI have generally agreed that, before the consummation of the Merger, neither party shall declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock.

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CUSIP NO. 11434A-10-0                                        PAGE 5 OF 10 PAGES
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(f)            It is expected that, immediately following the Merger, the business operations of PRI will be conducted by the Surviving Corporation substantially as they are currently being conducted. Upon completion of the Merger, Brooks intends to conduct a detailed review of PRI and its assets, corporate structure, capitalization, operations, policies, management and personnel. After such review, Brooks will determine what actions or changes, if any, would be desirable in light of the circumstances that then exist.

(g)            Not applicable.

(h)            Not applicable.

(i)            Not applicable.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

(a)-(c) As a result of PRI's obtaining an irrevocable proxy with respect to the shares owned by the Proxy Grantors pursuant to the Voting Agreements as described herein, PRI may be deemed to have shared voting power with respect to, and therefore to own beneficially, an aggregate of 1,296,949 shares (including 214,425 shares subject to options exercisable by the Proxy Grantors within 60 days of October 23, 2001), representing approximately 6.45% of the shares of common stock of Brooks outstanding on October 19, 2001 (based on Brooks' representation of its capitalization in the Merger Agreement). PRI disclaims beneficial ownership of such shares, and this statement shall not be construed as an admission that PRI is, for any or all purposes, the beneficial owner of such shares.

(d) Until the effective time of the Merger, each Proxy Grantor will retain the right to receive dividends in respect of, and the proceeds from the sale of, the shares of such Proxy Grantor, subject to certain restrictions on transferability imposed under the Voting Agreements.

(e)            Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               In connection with the Merger Agreement, PRI and the Proxy Grantors have entered into the Voting Agreements. The following summary of certain provisions of the Voting Agreements is qualified in its entirety by reference to the text of the Voting Agreements as attached as Exhibits 99.B through 99.K.

               Pursuant to the Voting Agreements, each Proxy Grantor has agreed to vote any Brooks common stock with respect to which the Proxy Grantor has voting power

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CUSIP NO. 11434A-10-0                                        PAGE 6 OF 10 PAGES
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               ("Proxy Shares") to approve and adopt the Merger Agreement, the
               Merger and all agreements and actions related to the Merger at every meeting of the stockholders of Brooks, and at every adjournment thereof, at which such Merger Agreement and other related agreements (or any amended version thereof), or such other related actions, are submitted for the consideration and vote of the stockholders of Brooks. Each Proxy Grantor has further agreed not to vote any Proxy Shares in favor of the approval of any (i) reorganization, recapitalization, liquidation or winding up of Brooks or any other extraordinary transaction involving Brooks, (ii) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement, or (iii) other matter relating to, or in connection with, any of the foregoing matters.

               Each Proxy Grantor agreed that, during the term of the Voting Agreements, he or she would not, without the prior written consent of PRI, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Proxy Shares, or (ii) sell, assign, transfer, encumber or otherwise dispose of, or solicit the sale, assignment, transfer, encumbrance or other disposition of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Proxy Shares; PROVIDED HOWEVER, that each Proxy Grantor may assign or transfer any Proxy Shares for estate planning or charitable purposes to any person who shall have executed and delivered to PRI, prior to such assignment or transfer, a voting agreement substantially identical to the original Voting Agreement with respect to the Proxy Shares to be received by such person in such assignment or transfer.

               Each Proxy Grantor agreed to notify PRI promptly and to provide all details required by PRI if he or she is approached or solicited, directly or indirectly, by any person with respect to any Proxy Shares held by such Proxy Grantor.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

               Exhibit 99.A(*)    Agreement and Plan of Merger dated as of October 23, 2001, by and among Brooks Automation, Inc., PRI Automation, Inc.
                                  and Pontiac Acquisition Corp.

               Exhibit 99.B       Voting Agreement dated as of October 23, 2001 by and
                                  among PRI Automation, Inc. and Juergen Giessmann

               Exhibit 99.C       Voting Agreement dated as of October 23, 2001 by and among
                                  PRI Automation, Inc. and Lynda M. Avallone

               Exhibit 99.D       Voting Agreement dated as of October 23, 2001 by and among
                                  PRI Automation, Inc. and Charles McKenna

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CUSIP NO. 11434A-10-0                                        PAGE 7 OF 10 PAGES
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
               Exhibit 99.E       Voting Agreement dated as of October 23, 2001 by and among
                                  PRI  Automation, Inc. and Ellen B. Richstone

               Exhibit 99.F       Voting Agreement dated as of October 23, 2001 by and among
                                  PRI  Automation, Inc. and Michael W. Pippins

               Exhibit 99.G       Voting Agreement dated as of October 23, 2001 by and among
                                  PRI Automation, Inc. and Steven E. Hebert

               Exhibit 99.H       Voting Agreement dated as of October 23, 2001 by and among
                                  PRI Automation, Inc. and Robert J. Therrien

               Exhibit 99.I       Voting Agreement dated as of October 23, 2001 by and among
                                  PRI Automation, Inc. and Amin J. Khoury

               Exhibit 99.J       Voting Agreement dated as of October 23, 2001 by and among
                                  PRI Automation, Inc. and Jeff Cassis

               Exhibit 99.K       Voting Agreement dated as of October 23, 2001 by and among
                                  PRI Automation, Inc. and Joseph R. Martin

               -------------------------
               (*) Incorporated by reference to the Form 8-K of PRI as filed with the Securities and Exchange Commission on October 26, 2001.

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CUSIP NO. 11434A-10-0                                        PAGE 8 OF 10 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: November 2, 2001                PRI AUTOMATION, INC.

                                      By: /s/ Cosmo S. Trapani
                                          -------------------------------------
                                          Cosmo S. Trapani
                                          Treasurer and Chief Financial Officer

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CUSIP NO. 11434A-10-0                                        PAGE 9 OF 10 PAGES
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                                  EXHIBIT INDEX

EXHIBIT
NUMBER              DESCRIPTION
Exhibit 99.A (*)    Agreement and Plan of Merger  dated as of October 23, 2001, by and among
                    Brooks  Automation,  Inc.,  PRI Automation, Inc. and Pontiac Acquisition Corp.

Exhibit 99.B        Voting Agreement dated as of October 23, 2001 by and among PRI Automation, Inc.
                    and Juergen Giessmann

Exhibit 99.C        Voting Agreement dated as of October 23, 2001 by and among PRI Automation, Inc.
                    and Lynda M. Avallone

Exhibit 99.D        Voting Agreement dated as of October 23, 2001 by and among PRI Automation, Inc.
                    and Charles McKenna

Exhibit 99.E        Voting Agreement dated as of October 23, 2001 by and among PRI Automation, Inc.
                    and Ellen B. Richstone

Exhibit 99.F        Voting Agreement dated as of October 23, 2001 by and among PRI Automation, Inc.
                    and Michael W. Pippins

Exhibit 99.G        Voting Agreement dated as of October 23, 2001 by and among PRI Automation, Inc.
                    and Steven E. Hebert

Exhibit 99.H        Voting Agreement dated as of October 23, 2001 by and among PRI Automation, Inc.
                    and Robert J. Therrien

Exhibit 99.I        Voting Agreement dated as of October 23, 2001 by and among PRI Automation, Inc.
                    and Amin J. Khoury

Exhibit 99.J        Voting Agreement dated as of October 23, 2001 by and among PRI Automation, Inc.
                    and Jeff Cassis

Exhibit 99.K        Voting Agreement dated as of October 23, 2001 by and among PRI Automation, Inc.
                    and Joseph R. Martin

---------------------
(*) Incorporated by reference to the Form 8-K of PRI as filed with the Securities and Exchange Commission on October 26, 2001.

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CUSIP NO. 11434A-10-0                                       PAGE 10 OF 10 PAGES
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                                  SCHEDULE 13D

                                   APPENDIX A

                     DIRECTORS AND EXECUTIVE OFFICERS OF PRI

         The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of PRI. Unless otherwise indicated, the business address of each such person is c/o PRI Automation, Inc., 805 Middlesex Turnpike, Billerica, MA, 01821.

DIRECTORS                                            PRESENT PRINCIPAL OCCUPATION
Mordechai Wiesler                           Chairman of the Board, PRI Automation, Inc.

Mitchell G. Tyson                           President, Chief Executive Officer and Director,
                                            PRI Automation, Inc.

Amram Rasiel                                Private Investor

Boruch B. Frusztajer                        President, BBF Corporation
275 Wyman Street, Suite 150
Waltham, Massachusetts 02451

Alexander V. d'Arbeloff                     Chairman, MIT Corporation
Building 5-205
77 Massachusetts Avenue
Cambridge, Massachusetts 02139

Kenneth M. Thompson                         President, Chief Executive Officer and Director,
911 Bern Court, Suite 110                   AvantCom Network, Inc.
San Jose, California 95112

EXECUTIVE OFFICERS                          PRESENT EMPLOYMENT

Mitchell G. Tyson                           President, Chief Executive Officer and Director

Cosmo S. Trapani                            Chief Financial Officer

Robert de Neve                              Vice President and General Manager, OEM Systems Division

Brad Lawrence                               Vice President and General Manager, Automation Systems
                                            Division